Fusion Fuel Green PLC

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Tel.: +353 1 920 1040

February 4, 2021

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fusion Fuel Green PLC Registration Statement on Form F-1 File No. 333-251990

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Fusion Fuel Green PLC hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 9:00 a.m., Eastern Time, on Monday, February 8, 2021, or as soon thereafter as practicable.

Sincerely,

/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves, Secretary